Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Christopher D. Menconi

Partner

+1.202.373.6173

cmenconi@morganlewis.com

January 9, 2017

Rahul Patel, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	World Currency Gold Trust
Amendment No. 4 to Registration Statement on Form S-1
Filing Date: November 14, 2016
File No. 333-206640

Dear Mr. Patel:

This letter is submitted by World Currency Gold Trust (the “Registrant”) in response to the comment you provided via telephone on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, relating to the above referenced filing by the Registrant. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 5 to its Form S-1 via EDGAR (the “Registration Statement”). Set forth below in italics are the comments contained in the Staff’s letter, together with the Registrant’s responses. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

Before responding to the specific comments provided by the Staff, it may be useful to summarize some significant differences in the disclosure set forth in Amendment No. 5 from that set forth in Amendment No. 4:

1.	The Fund’s audited financial statements and the report of the Fund’s independent registered public accounting firm have been added to the Registration Statement.

2.	The exhibits to the Registration Statement have been updated to include final versions of the Fund’s service provider agreements and all applicable opinions and consents.

3.	Certain disclosure throughout the Prospectus has been added or revised in order to incorporate comments received from the National Futures Association.

Rahul Patel

U.S. Securities and Exchange Commission

The Gold Delivery Provider and the Gold Delivery Agreement

1.    On Page 55 of the marked version, the company disclaims responsibility and liability for information relating to Bank of America. That disclaimer is not permissible.    You may revise to indicate that WGC has not undertaken any independent review or due diligence of such information.

RESPONSE: The requested change has been made.

***

If you should have any questions, please do not hesitate to contact the undersigned at (202) 373-6173.

Very truly yours,

/s/ Christopher D. Menconi
Christopher D. Menconi

cc:	Gregory S. Collett, WGC USA Asset Management Company, LLC

Kim McManus, Esq., U.S. Securities and Exchange Commission